August 3, 2005

                  Highlights of Consolidated Financial Results
                            for FY2006 First Quarter
                      (April 1, 2005 through June 30, 2005)

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

                                                                                      (Billions of JPY unless otherwise specified)
-------------------------------------------------------------===========================================--------------------------
                                      FY2005 First Quarter      FY2006 First Quarter     ---------------      FY2006 Forecast
                                       (Apr. 2004 through        (Apr. 2005 through        % of change      (Apr. 2005 through
                                           Jun. 2004)                Jun. 2005)            from FY2005          Mar. 2006)
                                                                                          First Quarter
==================================================================================================================================
Vehicle sales                                      1,791                      1,948               8.8%                  7,970
(Thousand units)
----------------------------------------------------------------------------------------------------------------------------------
Net revenues                                     4,510.3                    4,981.7              10.5%
----------------------------------------------------------------------------------------------------------------------------------
Operating income                                   448.6                      405.1              -9.7%
[Income ratio]                                     [9.9%]                    [8.1%]
----------------------------------------------------------------------------------------------------------------------------------
Income before income taxes,                        470.4                      421.8             -10.3%
minority interest and equity in
earnings of affiliated companies
[Income ratio]                                    [10.4%]                    [8.5%]
----------------------------------------------------------------------------------------------------------------------------------
Net income                                         286.6                      266.8              -6.9%
[Income ratio]                                     [6.4%]                    [5.4%]
----------------------------------------------------------------------------------------------------------------------------------
Factors contributing to increases                                   Operating income decreased by
and decreases in operating income                                          43.5 billion yen

                                                             (Increase)
                                                             Marketing efforts                    30.0
                                                             Cost reduction efforts               30.0

                                                             (Decrease)
                                                             Effects of changes                  -10.0
                                                                 in exchange rates
                                                             Decrease in the gains                -6.7
                                                                 recognized on transfer of
                                                                 the substitutional portion
                                                                 of the employee pension
                                                                 fund to the Government
                                                             Increases in R&D expenses, etc.     -86.8
----------------------------------------------------------------------------------------------------------------------------------
Exchange rates                            JPY 110/US$                     JPY 108/US$
                                          JPY 132/Euro                    JPY 135/Euro
----------------------------------------------------------------------------------------------------------------------------------
Capital investment                                 215.5                       265.3                                  1,250.0
(excluding leased vehicles)
----------------------------------------------------------------------------------------------------------------------------------
Depreciation expenses                              181.2                       190.7                                    830.0
----------------------------------------------------------------------------------------------------------------------------------
Performance evaluation                                        Increase in net revenues and decreases
                                                                in operating income, income before
                                                                income taxes, minority interest and
                                                                 equity in earnings of affiliated
                                                                     companies, and net income
-------------------------------------------------------------===========================================--------------------------

Note:Toyota prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States of America.

Cautionary Statement with Respect to Forward-Looking Statements

              This report contains forward-looking statements that reflect Toyota's plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the Euro, the Australian dollar and the British pound; (iii) Toyota's ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (iv) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota's automotive operations, particularly laws, regulations and policies relating to trade, environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies that affect Toyota's other operations, including the outcome of future litigation and other legal proceedings; (v) political instability in the markets in which Toyota operates; (vi) Toyota's ability to timely develop and achieve market acceptance of new products; and (vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.

              A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in Toyota's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.